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                                                              EXHIBIT 99.(a)(13)


Stock Option Exchange Program - Notice of Termination

In light of our proposed merger with Broadbase Software, Inc., we are terminating the Stock Exchange Program. Instead, we intend to announce shortly an alternative equity incentive program.

Please do not hesitate to contact me if you have any questions.

Frank Huang, General Counsel